Nasus pharma ltd.

Yigal Alon 65

Tel Aviv, 6744317, Israel

May 21, 2025

Via EDGAR

Daniel Crawford

Alan Campbell

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Nasus Pharma Ltd. (the “Company,” “we,” “our” and similar terminology)
Amendment No. 6 to Draft Registration Statement on Form F-1
Submitted May 12, 2025
CIK No. 0002029039

Dear Sirs,

The purpose of this letter is to respond to the comment letter of May 20, 2025, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Amendment No. 6 to the Draft Registration Statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 7 to the Draft Registration Statement on Form F-1 (“Amendment No. 7”).

Page references in our responses are to Amendment No. 7. Unless otherwise stated, any defined terms in Amendment No. 7 apply within this letter.

Amendment No. 6 to Draft Registration Statement on Form F-1

Cover Page

1.	We note your response to prior comment 1 and revised disclosure. With reference to Question 101.02 of our Compliance and Disclosure Interpretations, Securities Act Forms, please revise your cover page disclosures indicating that trial was not powered for statistical significance and that observed effects may not be accurate due to small sample size to present them with equal prominence to your disclosures regarding study data and results.

Response: In response to the Staff’s comment, we have revised the cover page graphic disclosures indicating that the trial was not powered for statistical significance and that observed effects may not be accurate due to small sample size to present them with equal prominence to our disclosures regarding the study data and results to ensure compliance with Question 101.02 of the Compliance and Disclosure Interpretations, Securities Act Forms, by increasing the font size of the bottom section of the cover art graphic.

If you have any questions or require additional information, please contact our attorneys Eric Victorson, Esq. at (212) 660-3092 or Oded Har-Even, Esq. at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

Nasus pharma LTD.

By:	/s/ Udi Gilboa
Executive Chairman